

August 27, 2012

Via E-mail
Thomas Dean Geer, President
Restoration Industries, Inc.
PO Box 9659
Treasure Island, FL 33740

> **Re:** **Restoration Industries, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 23, 2012**
> **File No. 333-179522**

Dear Mr. Geer:

We have reviewed your amended registration statement and response letter and have the following comments.

Dilution, page 16

1. You indicate that your pro forma net tangible book value per share after the offering was $0.07 in the 100% and 75% columns. In both of these columns, it appears that your pro forma net tangible book value per share after the offering should be $0.06 and the increase/decrease per common share attributable to investors should be $0.03. If so, the dilution to investors would be $0.04 and the dilution as a percentage of offering price would be 40% in both of these columns. It also appears that your pro forma net tangible book value per share after the offering should be $0.05 in the 50% column and $0.03 in the 25% column. If so, the increase/decrease per common share attributable to investors would be $0.02 in the 50% column and $0.00 in the 25% column. The dilution to investors would then be $0.05 in the 50% column and $0.07 in the 25% column. Dilution as a percentage of offering price would then be 50% in the 50% column and 70% in the 25% column. Please revise or advise. Refer to Item 506 of Regulation S-K.

Financial Statements

Statements of Operations, page 54

2. Please tell us how you determined that your depreciation for the three and six months ended June 30, 2012 should be the same. Given that you had depreciation of $4,562 for the three months ended March 31, 2012, it appears that depreciation for the three months ended June 30, 2012 may be overstated. Please revise your statements of operations accordingly. On page 57, you indicate that depreciation for the three months ended June

30, 2012 was $9,124. Please revise this footnote to be consistent with your revised statements of operations. Please also revise your disclosure regarding depreciation for the three months ended June 30, 2012 on page 20 of your MD&A as well.

You may contact Ernest Greene at (202) 551-3733 or, in his absence, Rufus Decker, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jody M. Walker, Attorney at Law